EXHIBIT 4

                        INCENTIVE STOCK OPTION AGREEMENT

     AGREEMENT made May 22, 1997, between INFONOW CORPORATION (hereinafter referred to as the "Company"), and Michael Johnson (hereinafter referred to as "Director").

     WHEREAS, Director is an important and valuable Director with recognized experience, and the Company deems it to be in its interest and in the interest of its shareholders to secure the services of Director for the Company or such of its subsidiary companies as may be designated by the Company; and

     WHEREAS, the Company, as an incentive to Director to remain a Director of the Company or its subsidiaries and to increase his proprietary interest in the Company, desires to enter into this Agreement with him containing the terms and conditions hereinafter set forth and to grant him an option to purchase shares of the Common Stock of the Company.

     NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the parties agree as follows:

     1. Grant of Option. In consideration of the foregoing, the Company hereby grants to Director the right and option (hereinafter referred to as "the option") to purchase 8,500 shares of the Company's Common Stock ("Shares") pursuant to the following schedule: 1/3 of the shares will vest on May 22, 1997, and 1/36 of the total shares will vest on the 22nd of each month thereafter. The option shall terminate on May 22, 2007, and, accordingly may not be exercised after that date. In the event that the Company's stock is listed on the Vancouver Stock Exchange on October 1, 2002 and by such date has not achieved advance board status, the option shall terminate on October 1, 2002. The purchase price to be paid for such Common Shares upon exercise to the option shall be $1.84 per share. That figure represents the fair market value of the Shares on the date of this Agreement. This option is granted pursuant to, and is subject to the terms and conditions of the Company's 1990 Stock Option Plan, Amended and Restated as of March 28,1997, a copy of which has been furnished to Director.

     2. Method of Exercising Option. The option may be exercised, in full at one time or in part from time to time, by giving to the Company written notice to that effect. Within thirty (30) days after receipt of this written notice regarding exercise of the option and upon due satisfaction of all conditions pertaining to the option as set forth in this Agreement, the Company shall cause certificates for the number of Shares with respect to which the option is exercised to be issued in the name of Director, or his executors, administrators, or other legal representatives, heirs legatees, next of kin, or distributes, and to be delivered to Director or his executors, administrators, or other legal representatives, heirs, legatees, next of kin, or distributes. Payment of the purchase price for the shares with respect to which the options is exercised shall be made to the Company upon delivery of such stock, together with revenue stamps or checks in an amount sufficient to pay any stock transfer taxes required on such delivery.

The Company shall give the person or persons entitled to the same at least five
(5) day's notice of the time and place for delivery and for the payment of such purchase price.

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     3. Conditions of Option. The option is subject to the following additional conditions:

     (a) The option herein granted to Director shall not be transferable by Director other than by will or the laws of descent and distribution, and shall be exercisable, during his lifetime, only by him.

     (b) The option may be exercised by Director only while he is in the continuous employ of the Company or of a subsidiary of the Company, or on the last day of the month next following the month in which Director ceases to be on the Board of Directors (but not later than its specified expiration date), but only to the extent that Director had the right to exercise such option at the date of such termination.

     (c) In the event that Director becomes disabled (within the meaning of Section 22 (e)(3) of the Internal Revenue Code or any successor section), the option may be exercised by the Director to the extent that it was exercisable on the date he ceased to be on the Board of Directors of the Company or any subsidiary on the last day of the 12th month from the date optionee (Director) ceases to be on the Board of Directors from the date of termination (but not later than its specified expiration date).

     (d) In the event of the Director's death while on the Board of Directors or within the period referred to in subparagraph (b) above, or the twelve (12) month period referred to in subparagraph (c) above, then such option may be exercised to the extent it was exercisable on the date of cessation from the Board of Directors by his executors, administrators, or other legal representatives, heirs, legatees, next of kin, or distributes within one (1) year, but no later that one (1) year, after the date of at his death (but no later than the specified expiration date).

     4. Representation as to Investment. The exercise of such option and the delivery of the Shares subject to it will be contingent upon the Company being furnished by the Director, his legal representatives, or other persons entitled to exercise such option with a statement in writing that at the time of such exercise it is his or their intention to acquire the Shares being purchased solely for investment purposes and not with a view to distribution.

     5. Qualification of Option. The option is intended to qualify as an incentive stock option within the meaning of the Internal Revenue Code of 1986, as amended, and shall be so construed, provided, however, that nothing herein shall be deemed to be or interpreted as a representation, guarantee, or other undertaking on the part of the Company that such option is or will be determined to be an incentive stock option within that or any other section of the Internal Revenue Code.

     6. Notices. Any notice to be given by Director as required by this Agreement shall be sent to the Company at its principal executive offices and any notice from the Company to Director shall be sent to Director at his address as it appears on the Company's books and records. Either party may change the address to which notices are to be sent by informing the other party in writing of the new address.

     7. Restriction against Assignment. Except as otherwise expressly provided above, Director agrees on behalf of himself and of his executors and administrators, heirs, legatees, distributes, and any other person or persons

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claiming any benefits under him by virtue of this Agreement, that this Agreement and the rights, interest, and benefits under it shall not be assigned, transferred, pledged, or hypothecated in any way by Director or any executor, administrator, heir, legatee, distributes, or other person claiming under Director by virtue of this Agreement. Such rights, interest, or benefits shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge or hypothecation, or other disposition of this Agreement or of such rights, interests, and benefits contrary to the preceding provisions/ or the levy of any attachment or similar process thereupon, shall be null and void and without effect.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in its corporate name by its duly authorized corporate officers, and Director has hereunto set his hand and seal, as of the day and year first above written.



ATTEST:                                     INFONOW CORPORATION

BY:  /s/  Kevin Andrew                      BY:  /s/ Michael Johnson
   ---------------------------------           -------------------------------
          Kevin Andrew                               Michael Johnson
          Secretary                                  President



    /s/  Michael Johnson
    --------------------------------
         Director